SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934


                            GROUP LONG DISTANCE, INC.
                            -------------------------
                                (Name of Issuer)


                                  COMMON STOCK
                                  ------------
                         (Title of Class of Securities)


                                   398901-10-8
                                   -----------
                                 (CUSIP Number)


                                 Barbara Conrad
                          c/o Group Long Distance, Inc.
                           400 East Atlantic Boulevard
                          Pompano Beach, Florida 33060
                                 (954) 788-7871
           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)


                                 April 13, 2001
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].




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                                  SCHEDULE 13D
CUSIP NO. 398901-10-8                                         PAGE 2 OF 5 PAGES


1)       Name of Reporting Person:          Barbara Conrad

         S.S. or I.R.S. Identification No. of Above Person:

2)       Check the Appropriate Box if a Member of a Group (See Instructions):

                                                       (a)[ ]            (b)[ ]

3)       SEC Use Only

4)       Source of Funds (See Instructions): OO

5)       Check if Disclosure of Legal Proceeding is Required Pursuant to Items
         2(d) or 2(e)                                                       [ ]

6)       Citizenship or Place of Organization: United States of America

    Number of             7)       Sole Voting Power:              10,000,000
    Shares
    Beneficially          8)       Shared Voting Power:                     0
    Owned by
    Each                  9)       Sole Dispositive Power:         10,000,000
    Reporting  Person
    With                 10)       Shared Dispositive Power:                0

11)      Aggregate Amount Beneficially Owned by Each Reporting Person:
         10,000,000 shares

12)      Check if the Aggregate Amount in Row (11) Excludes Certain Shares
         (See Instructions)                                                  [ ]

13)      Percent of Class Represented by Amount in Row (11):                74%

14)      Type of Reporting Person (See Instructions):                       IN

                                  SCHEDULE 13D
CUSIP NO. 398901-10-8                                         PAGE 3 OF 5 PAGES


Item 1. Security and Issuer.
----------------------------

Securities acquired:                Common Stock

Issuer:                             Group Long Distance, Inc.

Address of Issuer:                  400 East Atlantic Boulevard
                                    Pompano Beach, Florida 33060


Item 2. Identity and Background.
--------------------------------

Reporting Person:                   Barbara Conrad

Address:                            c/o Group Long Distance, Inc.
                                    400 East Atlantic Boulevard
                                    Pompano Beach, Florida 33060

Principal Business:                 Investor

Citizenship:                        United States of America

         During the last five years, Barbara Conrad has not (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceedings was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.


Item 3. Source and Amount of Funds.
-----------------------------------

         Pursuant to an Exchange Agreement dated April 13, 2001 by and between the Issuer and Barbara Conrad (the "Exchange Agreement"), Barbara Conrad acquired 7,800,000 shares of Common Stock of the Issuer in connection with the transfer by her to the Issuer of 400,000 shares of common stock of HA Technology, Inc.

         Pursuant to a Second Exchange Agreement dated April 13, 2001 by and between the Issuer and Barbara Conrad (the "Second Exchange Agreement"), Barbara Conrad acquired 2,200,000 shares of Common Stock of the Issuer in connection with the transfer by her to the Issuer of 100,000 shares of common stock of HA Technology, Inc.

                                  SCHEDULE 13D
CUSIP NO. 398901-10-8                                         PAGE 4 OF 5 PAGES


         No funds were borrowed by Barbara Conrad to acquire shares of Common Stock of the Issuer.


Item 4. Purpose of the Transaction.
-----------------------------------

         Barbara Conrad has acquired the shares of Common Stock of the Issuer in connection with the transfer by her to the Issuer of shares of common stock of HA Technology, Inc. pursuant to the Exchange Agreement and the Second Exchange Agreement. Barbara Conrad does not at present have any plans or proposals which relate to or would result in any of the actions specified in clauses (a) through
(j) of Item 4 of Schedule 13D, except as follows:

                  (i) the number of directors of the Issuer was increased to nine persons;

                  (ii) Jerry Conrad, the husband of Barbara Conrad, and Peter Wachtell became directors of the Issuer;

                  (iii) Jerry Conrad became the Chairman of the Board and Chief Executive Officer of the Issuer; and

                  (iv) in order to satisfy its obligations under the Second Exchange Agreement, the Issuer has amended its Amended and Restated Articles of Incorporation to increase the number of authorized shares of Preferred Stock and Common Stock.

         Barbara Conrad reserves the right from time to time to acquire additional shares of Common Stock of the Issuer, to dispose of shares of Common Stock of the Issuer, and to engage in any or all of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D.


Item 5. Interest in Securities of the Issuer.
---------------------------------------------

         (a) Barbara Conrad holds 10,000,000 shares of Common Stock of the Issuer, constituting approximately 74% of the aggregate number of issued and outstanding shares of Common Stock of the Issuer.

                                  SCHEDULE 13D
CUSIP NO. 398901-10-8                                         PAGE 5 OF 5 PAGES


         (b) Barbara Conrad has the sole power to vote and to dispose of the shares of Common Stock of the Issuer beneficially owned by her.

         (c)      Not Applicable.

         (d)      Not Applicable.

         (e)      Not Applicable.


Item 6. Contracts, Arrangements, Understandings and Relationships With Respect to Securities of the Issuer.
------------------------------------------------------------------------

         Not applicable.

Item 7. Material to be Filed as Exhibits.
-----------------------------------------

         Reference is made to the Issuer's Current Report on Form 8-K dated April 13, 2001 and to the Issuer's definitive Information Statement dated June 13, 2001, both of which have previously been filed with the Securities and Exchange Commission.


         Signature. After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.




                                                         /s/Barbara Conrad
                                                        ------------------------
                                                            Barbara Conrad



Date:    July 31, 2001